UNITED STATES
SECURITIES AND EXCHANGE COMMI
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 40th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Conant 212-908-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka & Co.
(Name – *if individual, state last, first, middle name*)

6575 West Loop South, Suite 700 (Address) Bellaire (City) TX (State) 77401 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael C. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice Securities, LLC, d/b/a Rice Financial Products Company, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY ALMEYDA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AL6201313
Qualified in Kings County
My Commission Expires February 17, 2013

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rice Securities, LLC and Subsidiaries
dba Rice Financial Products Company

Consolidated Statements of Financial Condition
For the Years Ended December 31, 2010 and 2009

CONTENTS

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

To the Board of Directors
Rice Securities, LLC and Subsidiaries
dba Rice Financial Products Company
New York, New York

Independent Auditors' Report

We have audited the accompanying consolidated statements of financial condition of Rice Securities, LLC and subsidiaries dba Rice Financial Products Company (the "Company") as of December 31, 2010 and 2009. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rice Securities, LLC and subsidiaries dba Rice Financial Products Company as of December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

Briggs & Veselka Co.

Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

February 22, 2011

HOUSTON OFFICE 713.667.9147 Tel. ▪ 713.667.1697 Fax
6575 West Loop South, Suite 700 ▪ Bellaire, Texas 77401 ▪ www.bvccpa.com

RICE SECURITIES, LLC AND SUBSIDIAIRIES
dba RICE FINANCIAL PRODUCTS COMPANY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

ASSETS	2010	2009
Cash and cash equivalents	$ 108,148	$ 901,647
Accounts receivable	1,052,568	1,121,601
Related party receivable	3,486,376	1,067,975
Deposits with clearing organizations	265,640	1,782,745
Income tax receivable	23,563	77,010
Other assets	112,229	87,834
TOTAL ASSETS	$ 5,048,524	$ 5,038,812

LIABILITIES, SUBORDINATED BORROWINGS, AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$ 767,699	$ 918,211
SUBORDINATED BORROWINGS	2,827,753	2,676,505
MEMBER'S EQUITY	1,453,072	1,444,096
TOTAL LIABILITIES, SUBORDINATED BORROWINGS, AND MEMBER'S EQUITY	$ 5,048,524	$ 5,038,812

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Rice Securities, LLC dba Rice Financial Products Company (the "Company") was formed on June 15, 2009. Prior to June 14, 2009, the Company's legal name was Apex Securities Inc., which was incorporated on November 5, 1987 under the laws of the State of Texas, until June 15, 2009. On June 15, 2009, the Company converted from a C corporation to a limited liability company and processed a legal name change to Rice Securities, LLC. The Company has operated under the laws of the State of Delaware since June 15, 2009.

The Company is a wholly-owned subsidiary of Rice Derivative Holdings, LP ("Rice"). The Company has operated using the dba Rice Financial Products Company since March 8, 2007. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board. The Company participates in municipal bond underwritings, provides financial advisory services, and acts as an introducing broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization.

In June 2009, the Company formed two wholly-owned subsidiaries, Rice Capital Access Program, LLC and Rice Capital Marketing and Servicing, LLC. In combination these entities provide various managerial and administrative services and assistance to the United States Department of Education with respect to its Historically Black College and University Capital Financing Program.

Summary of Significant Accounting Policies

A. Consolidation

The Company maintains the accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. All material intercompany transactions and accounts have been eliminated in consolidation.

B. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Summary of Significant Accounting Policies (Continued)

C. Cash and Cash Equivalents

The Company considers all liquid financial instruments with original maturities of ninety (90) days or less that are not pledged or otherwise restricted to be cash equivalents.

D. Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms requiring payment within sixty (60) days from the invoice date. Receivables are recorded when invoices are issued and are presented in the consolidated statement of financial condition net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. The allowance for doubtful accounts was $-0- at December 31, 2010 and 2009.

E. Trading Activity

Securities transactions and all related revenues and expenses are recorded in the accounts on a trade-date basis. Municipal underwriting revenues and commissions are recognized when earned, which is generally on completion of the project. These fees are management's best estimate of amounts to be collected at settlement of the underwriting.

F. Income Taxes

Effective, June 15, 2009, the Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the individual members report their share of the Company's income or loss on their personal income tax returns.

Prior to June 15, 2009, the Company was subject to state income taxes in various states.

Effective January 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*, which provides guidance on ASC 740, *Income Taxes*, for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Summary of Significant Accounting Policies (Continued)

F. Income Taxes (Continued)

The FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions with respect to tax at the Partnership level not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. The Company has concluded that the adoption of this guidance had no impact on the operations of the Company for the year ended December 31, 2010, and no provision for income tax related to this guidance is required in the Company's financial statements.

G. Adoption of New Accounting Standards

Fair Value Measurements and Disclosures

Accounting Standards Update ("ASC") Update No. 2010-06 – In January 2010, the FASB issued ASU No. 2010-06 applicable to FASB ASC 820-10, *Improving Disclosures about Fair Value Measurements*. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. The adoption of this standard will not impact the Company's consolidated results of operations, cash flows or financial positions.

At December 31, 2010, the Company had no assets or liabilities recorded at fair value on a recurring or nonrecurring basis.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Summary of Significant Accounting Policies (Continued)

G. Adoption of New Accounting Standards (Continued)

Accounting for Variable Interest Entities

ASU No. 2009-17 – In June 2009, the FASB issued revised guidance on the accounting for variable interest entities that amends provisions of ASC 810, *Consolidations*, in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity's economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. The revised guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. The Company's adoption of the new guidance did not have a material effect on the Company's consolidated financial statements.

H. Recent Accounting Pronouncements – Accounting Standards Not Yet Effective

Receivables – Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses

ASU No. 2010-20 – In July 2010, the FASB issued ASU No. 2010-20: *Receivables - Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. This standard requires companies to improve their disclosures about the credit quality of their financing receivables and the credit reserves held against them. The guidance covers trade accounts receivables, financing receivables, loans, loan syndications, factoring arrangements, and standby letters of credit. The disclosures are effective for annual reporting periods ending on or after December 15, 2011. The Company will adopt the provisions of this update in 2011. Management is currently assessing the potential impact that the adoption of this new authoritative guidance could have on the Company's consolidated financial statements.

NOTE 2 – CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions on a fully disclosed basis for all security transactions introduced by the Company. The clearing organization required a security deposit balance of $100,000 to be maintained by the Company as of December 31, 2010 and 2009. Additional deposits based on transactions and trade activity may also be required. Total deposits with the clearing organization amounted to $265,640 and $1,782,745 at December 31, 2010 and 2009, respectively, which are secured by marketable securities owned, bear interest at a rate determined by the clearing organization, and are due on demand.

NOTE 3 – INCOME TAXES

There were no temporary differences that give rise to U.S. federal net deferred tax assets as of December 31, 2010 and 2009.

The Company previously filed income tax returns in the U.S. federal jurisdiction, and nine state jurisdictions. The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before December 31, 2007. At December 31, 2010, the Company's tax returns open for review by taxing authorities were 2008 to 2009 for federal and 2007 to 2009 for various State filings.

NOTE 4 – COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2010 and 2009.

The Company leases certain office facilities and equipment under noncancelable operating leases expiring through October 2012. At December 31, 2010, future minimum rental commitments on such leases are as follows:

For the Year Ending December 31,	Amount
2011	$ 48,385
2012	20,733
TOTAL	$ 69,118

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation ("FDIC").

Effective November 9, 2010, the FDIC issued a Final Rule providing unlimited insurance coverage of noninterest-bearing transaction accounts for the period from December 31, 2010, through December 31, 2012. Effective July 21, 2010, the standard maximum deposit insurance amount ("SMDIA") of $250,000 was made permanent. The SMDIA of $250,000 currently applies to all interest-bearing accounts. From time to time the Company's cash balances may exceed the insured limit. Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At December 31, 2010 and 2009, the Company held operating cash of $-0- and $720,638, respectively, in excess of federally insured amounts.

The Company also maintains certain brokerage accounts which are insured by the Securities Industry Protection Corporation ("SIPC") on amounts up to $500,000. At December 31, 2010 and 2009, the Company had brokerage account balances in excess of the SIPC limit of $-0- and $1,282,745, respectively.

NOTE 6 – SUBORDINATED BORROWINGS

At December 31, 2010 and 2010, the borrowings under subordination agreements from Rice, the Company's parent, including accrued interest are as follows:

	2010	2009
SUBORDINATED BORROWINGS AT BEGINNING OF YEAR	$ 2,676,505	$ 2,525,257
Increase:		
Accrued interest	151,248	151,248
SUBORDINATED BORROWINGS AT END OF YEAR	$ 2,827,753	$ 2,676,505

The subordinated borrowings are available in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of the "applicable" exchange also providing that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $442,175, which exceeds its required net capital of $100,000 by $342,175. The Company's ratio of aggregate indebtedness to net capital was 1.74 to 1 at December 31, 2010.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement with Rice to provide overhead services, such as administrative expense. These administrative expenses include operational cost such as rents, payroll, communications and other administrative support services; the overhead fee expense is calculated at as a fixed percentage of the actual expense incurred. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. This contract is reviewed annually.

The Company has accounts receivable due from Rice for fees due under the management service agreement in the amount of $3,486,376 and $1,067,975 at December 31, 2010 and 2009, respectively.

NOTE 9 – CONTINGENCIES

The Company is involved in certain judicial, regulatory, and arbitrations proceedings arising in the normal course of business. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition. The Company has accrued approximately $67,000 for fees and legal costs in connection with certain proceedings in process at December 31, 2010.

NOTE 10 – RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession of Control Requirements* are not required.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2011, the date which the consolidated financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the consolidated financial statements.

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
189

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the period from January 1, 2010 to December 31, 2010, which were agreed to by Rice Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared the listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no differences.

3. We were unable to compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers as there were no such adjustments in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Briggs & Veselka Co.

Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

February 22, 2011

HOUSTON OFFICE 713.667.9147 Tel. ▪ 713.667.1697 Fax
6575 West Loop South, Suite 700 ▪ Bellaire, Texas 77401 ▪ www.bvccpa.com

EXHIBIT I
SCHEDULE OF ASSESSMENT PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
FORTHE PERIOD FROM JANUARY 1, 2010 TO DECEMEBR 31, 2010

Date Paid	Amount Paid
July 9, 2010	$ 13,646
February 11, 2011	16,655
	$ 30,301